Exhibit 12.1

CLEAN ENERGY FUELS CORP.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND DEFICIENCY OF EARNINGS TO FIXED CHARGES

							Three
							Months
		Year Ended December 31,					Ended
		2005	2006	2007	2008	2009	March 31, 2010
Earnings:
Pretax Income (loss)		$28,880,640	$(89,771,949)	$(7,672,482)	$(44,278,362)	$(33,384,298)	$(25,586,147)
Plus:	Equity (earnings) losses from equity investees	—	—	—	188,186	(243,962)	(76,997)
Plus:	Fixed charges	750,798	2,043,475	786,725	1,452,272	3,354,205	633,737
Plus:	Amortization of capitalized interest	—	—	—	24,650	76,250	27,025
Less:	Interest capitalized	—	—	—	(493,000)	(539,000)	(98,000)
Total Earnings		$29,631,438	$(87,728,474)	$(6,885,757)	$(43,106,254)	$(30,736,805)	$(25,100,382)

Fixed Charges:
Interest expensed and capitalized		$251,900	$1,465,503	$73,378	$523,036	$1,566,671	$190,198
Amortization of debt issuance costs		—	—	—	22,500	60,000	15,000
Interest within rental expense		498,898	577,972	713,347	906,736	1,727,534	428,539
Total Fixed Charges		$750,798	$2,043,475	$786,725	$1,452,272	$3,354,205	$633,737

Ratio of earning to fixed charges		39.5	—	—	—	—	—

Deficiency of earnings to fixed charges		$—	$89,771,949	$7,672,482	$44,558,526	$34,091,010	$25,734,119